Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Media Release

Roche

07026128

SUPPL

PROCESSED AUG 1 0 2007 WASH. D.C. 209 SECTION

Basel, 13 August 2007

Roche and Actavis agree on product transactions

Divestment of three Roche pharmaceutical products to Actavis underlines strong focus on key therapy areas

Roche and Actavis, a leading generic pharmaceutical company based in Iceland, have signed agreements for the sale of three Roche pharmaceutical products to Actavis. All product rights – with some territorial exceptions – for Bezalip and Rapilysin, both used in the cardiovascular field, and for the dermatology product Neotigason are being transferred to Actavis. In Latin America Roche will continue to distribute the products under a license of Actavis. In 2006 these three products had combined sales of 140 million Swiss francs. The transactions are expected to close in stages in late 2007 and early 2008, subject to standard closing conditions. The financial terms are not disclosed.

These transactions further underline Roche's strategy of focusing on core products from its innovation-driven pharmaceutical and diagnostic divisions, two businesses with significant potential for high value creation, both for the patients and the company.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolic disorders and diseases of the central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche has R&D agreements and

strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai, and invests approximately 7 billion Swiss francs a year in R&D. Worldwide, the Group employs about 75,000 people. Additional information is available on the Internet at www.roche.com.

Additional information

- Actavis: www.actavis.com

Roche Group Media Office

Phone: +41 -61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Daniel Piller (Head of Roche Group Media Office)
- Baschi Dürr
- Martina Rupp
- Claudia Schmitt

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